SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2014

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Av. Marechal Floriano, nº. 19, 26º andar CEP: 20080-003 - Rio de Janeiro – RJ Tel.: (21) 2514-5580 Fax: (21) 2203-0612

No. ECE-DAC-xxx/2014

CONTRACT EXECUTED BETWEEN CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS AND DELOITTE TOUCHE TOHMATSU CONSULTORES LTDA., FOR THE RENDERING OF SERVICES BY A SPECIALIZED COMPANY TO PREPARE THE Fairness Opinion (independent, imparTial, tECHNICAL AND NEUTRAL EXTERNAL OPINION) ADDRESSED TO THE ADMINISTRATION OF Eletrobras AND THE SHAREHOLDER MEETING, TO SUPPORT THE DECISION TO ACQUIRE 51% OF THE SHARES OF CELG D.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS, hereinafter ELETROBRAS, a government controlled private company, founded in accordance with Law no. 3.890-A, of April 25, 1961, with headquarters in Brasília, Federal District, and main offices at Av. Presidente Vargas, no. 409, 13º andar - Rio de Janeiro, State of Rio de Janeiro, registered at the Corporate Registry of the Ministry of Finance under no. 00.001.180/0002-07, duly authorized by Memorandum DFN/DFNP- /2014, of August 25, 2014, represented herein by its undersigned Director, in accordance with Resolution no. 297/2014, of May 19, 2014, and with article 34, section VII, of its Articles of Incorporation and the delegation of express power contained in the aforementioned Memorandum, and

DELOITTE TOUCHE TOHMATSU CONSULTORES LTDA., hereinafter CONTRACTOR, a company with headquarters at Avenina Presidente Wilson, no. 231, salas 2201, 2202, 2203, 2204, 2502, 2603, 2604, in the city of Rio de Janeiro, state of Rio de Janeiro, registered at the Corporate Registry of the Ministry of Finance under no. 02.189.924/0008-80, represented herein by its legal representative, Pieter Jacobus Marie Freriks, Dutch, single, ID Card RNE no. V149268-4 CGPI/DIREX/DPF and registered at the CPF under no. 212.587.998-04, undersigned, in accordance with the powers granted him listed in its Articles of Organization,

Whereas a bidding procedure is not required in accordance with Law 8.666 of June 21, 1993, in its Article 25, heading,

Hereby agree to what is stated in the following clauses and conditions:

After the necessary items are filled out, this Contract/Amendment complies with the Draft approved by the Legal Superintendence. Analyst:

Page 2 of 11 Nº ECE-DAC- /2014

CLAUSE ONE

LEGAL GROUNDS AND DOCUMENTS THAT MAKE UP THE CONTRACT

1.1        This Contract will be governed by Law No. 8.666 of June 21, 1993 and its later alterations, by the Clauses and conditions stipulated herein, by the Basic Design of 08/22/2014 and, in everything that implicitly or explicitly does not conflict with them, by the proposal of the CONTRACTOR, (no number) of August 22, 2014, which are integral parts of this instrument, independent of transcription.

1.2       Any exceptions to the documents issued by ELETROBRAS, made by the CONTRACTOR, in relation to which ELETROBRAS has not agreed in writing shall not be effective.

CLAUSE TWO

CONTRACT PURPOSE

2.1 – The purpose of this Contract is the preparation of the Fairness Opinion (independent, impartial, technical and neutral external opinion) addressed to the Administration of Eletrobras and the Shareholder Meeting, to support the decision to acquire 51% of the shares of CELG D, as detailed in Attachment I – Basic Design.

CLAUSE THREE

PRICES

3.1 - The prices referring to the services described in Attachment I– Basic Design, as per the CONTRACTOR Proposal, are indicated below:

OBJECT	PRODUCTS	PRICE
Preparation of the Fairness Opinion	Fairness Opinion on the amount agreed to be paid for 51% of the shares of CELG D.	R$ 122,000.00

3.2 – The prices quoted in 3.1 include all taxes, profits, airfare and land fares and any expenses or costs necessary to full compliance with the purpose.

After the necessary items are filled out, this Contract/Amendment complies with the Draft approved by the Legal Superintendence. Analyst:

Page 3 of 11 Nº ECE-DAC- /2014

CLAUSE FOUR

PRICE ADJUSTMENT

In accordance with the legislation in effect, the prices agreed to shall not be adjusted.

CLAUSE FIVE

TERM OF PERFORMANCE OF SERVICES

The total term for execution of the services is thirty (30) days from the date of contract execution, as per the following chart:

OBJECT	SERVICES – PRODUCTS	TERM
Preparation of the Fairness Opinion	Fairness Opinion on the amount agreed to be paid for 51% of the shares of CELG D.	Up to thirty (30) days from the date of execution of the Contract.

CLAUSE SIX

MONITORING

The services of the CONTRACTOR will be continually subject to general oversight of ELETROBRAS, which will carry it out through accredited representatives, and the CONTRACTOR will facilitate the full exercise of their functions.

CLAUSE SEVEN

PAYMENT TERMS

7.1 – ELETROBRAS will not reimburse any cost or financial charge of the CONTRACTOR.

7.1.1 – Payment of the services will be made in a single installment, to be paid in thirty (30) days, from the date on which the corresponding invoice is issued, which shall occur after the delivery and approval by ELETROBRAS, of the Fairness Opinion document;

After the necessary items are filled out, this Contract/Amendment complies with the Draft approved by the Legal Superintendence. Analyst:

Page 4 of 11 Nº ECE-DAC- /2014

7.1.2 - ELETROBRAS will have 10 business days to approve the product from the date on which it receives the Fairness Opinion.

7.2 – The Tax Invoices/Bills shall be issued in compliance with the legislation of the municipality where the CONTRACTOR is established, subject to the provision in items 7.6 and 7.8.

7.2.1 – In cases in which the CONTRACTOR meets the criteria for mandatory issue of the Electronic Service Tax Invoice (NFS-e), the tax invoices corresponding to the services actually rendered, shall be sent to the following address: nfe@eletrobras.com.

7.2.2 – In cases in which the CONTRACTOR, with proper proof, does not meet the criteria for mandatory issue of the Electronic Service Tax Invoice (NFS-e), it shall present, in two copies, the invoices/bill, corresponding to the services actually rendered, without any erasures of any nature.

7.2.3 – The Tax Invoices/Bills shall separately state:

a)  Amount in question;

b)  specification of the collection;

c)  month in reference;

d)  day and month of the tax invoice;

e)  Contract no.;

f)   Bank, branch and checking account no. to which payment should be made;

g)  municipal registration of ELETROBRAS no. 92.405-7;

h)  State registration of ELETROBRAS no. 77.410.805.

7.3 – The approved tax invoices will be paid within fifteen (15) days from the date of approval by Eletrobras.

7.4 – The CONTRACTOR shall send to the address defined in item 7.7, at the time of issue of the Tax invoices/Bill, the certificates of debt/no debt required for registration of the bidder and relative to proof of regular status at the Labor Courts, the Social Security Office (CND), the Severance Pay Fund (CRF) and the federal, state and municipal treasuries of the domicile or headquarters.

7.5 – Presentation of the certificates will not prevent online consultation by the contract manager, when possible.

7.6 – The tax invoice or bill shall be issued with the CNPJ of the contractor listed in this contractual instrument.

After the necessary items are filled out, this Contract/Amendment complies with the Draft approved by the Legal Superintendence. Analyst:

Page 5 of 11 Nº ECE-DAC- /2014

7.7 - The CONTRACTOR shall send the tax invoices/bills, in the cases specified in item 7.2.2, to the following address:

Centrais Elétricas Brasileiras – ELETROBRAS

Divisão de Suprimentos – DAC/DACS

Av. Marechal Floriano, 19 – 24º andar (Ed. Vital Brazil)

Centro – Rio de Janeiro – RJ

CEP: 20.080-003

7.8 - If the CONTRACTOR issues a tax document authorized by another municipality than Rio de Janeiro, ELETROBRAS, pursuant to the terms of Municipal Decree of Rio de Janeiro no. 28248, of July 30,  2007, regulated by SMF Resolution no. 2515, of July 30,  2007, before making the monthly payment, will verify the regularity of the registration of the CONTRACTOR at the Registry of Service Providing Companies from other Municipalities (CEPOM) of the Municipal Finance Office of  Rio de Janeiro, at the site http://dief.rio.rj.gov.br/cepom.

7.8.1 – In accordance with the instruction provided by the Municipal Finance Office of Rio de Janeiro, based on the result of the aforementioned consultation, subject to the exceptions contained in article 3 of Federal Complementary Law no. 116, of July 31, 2003, ELETROBRAS shall withhold or not the amount equivalent to the ISS for the services invoiced, and shall provide, pursuant to the terms of the legislation in effect, the proper payment.

7.9 – In the event of rejection or of any additions, errors or omissions in any tax invoice, ELETROBRAS will notify the CONTRACTOR, in writing, within two (2) business days after receipt of the tax invoice, the amounts to be clarified or corrected, paying the amount not in controversy, if any, as established in item 7.1; for the part in question, the CONTRACTOR will issue a new tax invoice, and the term will begin to be calculated as of the new presentation.

7.10 - Tax invoices that do not comply with the legislation in effect of the municipality where the CONTRACTOR is established will not be accepted, subject to the provision in item 8.6.

7.11 – In accordance with the legislation in effect, the amounts to be paid pursuant to this Contract will not be adjusted for inflation between the date of performance of the obligation and the date contractually established for payment.

7.12 – For delays of payment of collection documents, financial compensation will be calculated, to apply to the period covered between the maturity date of the obligation and the date of actual payment, based on the accumulated pro rata die variation of the Reference Rate - TR.

After the necessary items are filled out, this Contract/Amendment complies with the Draft approved by the Legal Superintendence. Analyst:

Page 6 of 11 Nº ECE-DAC- /2014

CLAUSE EIGHT

CONTRACTOR OBLIGATIONS

8.1 – Properly comply with all the clauses and conditions established in this Contract; the failure to do so will subject it to the penalties set forth herein.

8.1.1 – Properly comply with all the conditions set forth in Attachment I – Reference Statement, which is an integral part of this instrument, independent of transcription; the failure to comply will subject it to the penalties established in this Contract.

8.2 – Maintain, during the performance of this Contract, in accordance with the obligations it assumed, all the conditions of registration and qualification.

8.3 – Not assign, transfer to third parties, all or in part, and not subrogate the rights and obligations resulting from this Contract.

8.4 – Be liable for indemnifications, damages and losses caused to ELETROBRAS employees, as well as to third parties, for fault or as the result of ineptitude, negligence or recklessness of the persons designated by it for performance of the object of this Contract.

8.5 – Hold confidential all information provided by ELETROBRAS for the performance of the services, and not reproduce or copy, totally or partially, any document delivered to it by physical or electronic means, except for the needs resulting from the services that are the object of this Contract.

8.6 – All taxes, expenses and any charges of a federal, state or municipal nature, relative to this Contract and resulting from Brazilian legislation in effect on this date shall be the exclusive responsibility of the CONTRACTOR, which will also be liable for their payment and for compliance with all obligations and legal formalities before the competent authorities.

8.7 – Know the Code of Ethics of ELETROBRAS, received attached to this Contract, ensuring that its provisions are complied with, as applicable, by all employees and agents of the CONTRACTOR allocated for the services that are the purpose of this Contract, over the course of their performance.

8.8 – Designate an agent to represent it during the performance of the Contract, who shall present himself to ELETROBRAS, formally proving his status as representative of the CONTRACTOR for this purpose.

After the necessary items are filled out, this Contract/Amendment complies with the Draft approved by the Legal Superintendence. Analyst:

Page 7 of 11 Nº ECE-DAC- /2014

CLAUSE NINE

ELETROBRAS OBLIGATIONS

9.1 – Through proper performance of the conditions agreed to, ELETROBRAS shall pay the CONTRACTOR for the performance of the service, as established in Clause Seven.

9.2 – Provide, on a timely basis for the CONTRACTOR, documents and/or information that it has, which may be necessary for the performance of the service.

9.3 – Designate an employee responsible to accompany the performance of the Contract.

CLAUSE TEN

RECEIPT

10.1 - Definitive receipt of the services is conditioned upon verification ELETROBRAS of compliance by the CONTRACTOR, of the determinations for the performance of the services contained in Clause Two of this Contract and will be formalized in a Definitive Receipt Statement signed by a representative of ELETROBRAS.

10.2 - ELETROBRAS will have five (5) working days from the date of receipt of the services to verify their compliance and to attest to their definitive receipt.

10.3 - Definitive receipt is necessary for payment of the contracted price, subject to the conditions established in Clause Seven of this Contract.

CLAUSE ELEVEN

CONTRACTUAL TERMINATION

11.1 – Total or partial non-performance of this Contract will lead to its termination, pursuant to articles 77 to 80 of Law no. 8.666/93.

11.2 – This contract may be terminated by:

11.2.1 – ordered by a unilateral and written act of ELETROBRAS, in the cases listed in sections I to XII and XVII of article 78 of the aforementioned Law;

11.2.2 – amicable, by an agreement of the parties, written in a statement in the bidding process, provided that this is in the interest of ELETROBRAS;

11.2.3 - judicial, pursuant to the terms of the legislation.

11.3 - Administrative or amicable termination shall be preceded by written and grounded authorization of the competent authority.

After the necessary items are filled out, this Contract/Amendment complies with the Draft approved by the Legal Superintendence. Analyst:

Page 8 of 11 Nº ECE-DAC- /2014

11.4 – The cases of contractual termination will be formally grounded in the record of the proceeding, ensuring the right to the adversary system and ample defense.

CLAUSE TWELVE

PENALTIES

12.1 – In the event of total or partial non-performance of the contract, ELETROBRAS may, subject to prior defense, apply the following sanctions to the contractor:

a) warning;

b) fine, in the manner established in this contract;

c) temporary suspension of the right to participate in bidding proceedings and restriction against contracting with ELETROBRAS, for a period of up to five (5) years;

d) declaration of proper standing to bid or contract with the Public Administration while the reasons remain that led to the punishment or until the party is rehabilitated before the authority that applied the penalty, which will be granted whenever the CONTRACTOR reimburses ELETROBRAS for the resulting losses and after the period of the sanction applied based on sub item 12.1.c.

12.2 – Independent of the other sanctions established in this Contract, if the CONTRACTOR fails to comply with any of the obligations established, ELETROBRAS may levy, at its discretion and after the occurrence, a fine corresponding to 0.1% (one tenth of one per cent) of the total value of the Contract, per violation committed, up to the limit of 10% (ten per cent) of the amount mentioned.

12.2.1 – The levy of a fine will not exempt the CONTRACTOR from liability for damages and losses it may cause due to the violation or improper performance of any condition of this Contract.

12.3 - If the CONTRACTOR is late in compliance with the deadlines established in this Contract, it will incur, independent of judicial or extrajudicial notification, a late fine corresponding to 0.5% (one half of one per cent) of the value of part of the supply affected, per day of delay, up to the limit of 10% (ten per cent), a fine which, at the discretion of ELETROBRAS, may be charged only after the end of the supply.

12.4 – Total or partial failure to perform this Contract will subject the CONTRACTOR, who is guaranteed the right to prior defense, to a fine corresponding to 10% (ten per cent) of the total value of the Contract; this fine is not cumulative with those established in items 12.2 and 12.3, and to the other penalties set forth in the legislation in effect.

12.5 - The CONTRACTOR will not be liable for any work stoppages due to Acts of God or force majeure, provided that these are duly proven and have a direct influence on the rendering of the service or supply.

After the necessary items are filled out, this Contract/Amendment complies with the Draft approved by the Legal Superintendence. Analyst:

Page 9 of 11 Nº ECE-DAC- /2014

12.6 – For the CONTRACTOR to claim an exemption due to an Act of God or force majeure, it must notify ELETROBRAS of its occurrence, in writing, within forty-eight (48) hours from the start of the event that caused the delay, submitting a new deadline for the approval of ELETROBRAS, within ten (10) days, at most, from the date on which said event ended.

12.7 – Claims by the CONTRACTOR that the delay was caused by its suppliers will not be accepted, except when they are the result of the causes established in item 12.5 and subject to the provisions in item 12.6.

12.8 – At the discretion of ELETROBRAS, the fines levied may be discounted from any amounts still owed to the CONTRACTOR.

12.9 – No sanction will be applied without due administrative process, which requires prior defense by the interested party and appeals within the legally established deadlines, and the right to examine the proceeding.

CLAUSE THIRTEEN

TERM

The term of this Contract is three (3) months, from the date of its execution.

CLAUSE FOURTEEN

VALUE OF THE CONTRACT

14.1 – For legal purposes, this Contract will have the total value of R$ 122,000.00 (one hundred and twenty-two thousand reais), referring to the date on which it is executed.

14.2 – The funds allocated to pay for the services now contracted will come from account no. 615.21.2.07.00 –Technical and Administrative Services – Financial center 10.151 – Department of Business Development – DFN, from the ELETROBRAS budget.

After the necessary items are filled out, this Contract/Amendment complies with the Draft approved by the Legal Superintendence. Analyst:

Page 10 of 11 Nº ECE-DAC- /2014

CLAUSE FIFTEEN

COMMUNICATIONS BETWEEN THE PARTIES

15.1 – Communications between ELETROBRAS and the CONTRACTOR will always be in writing, through their accredited representatives; when, for reasons of urgency, there are oral understandings, these shall be confirmed in writing within five (5) days, under penalty of not being recognized by the parties.

15.2 – Communications between the contracting parties will be sent by the most rapid and efficient means to the following addresses:

ELETROBRAS

Centrais Elétricas Brasileiras S. A. – ELETROBRAS

Attn.: Guilherme Furst - Gerente do Departamento de Desenvolvimento de Negócios (DFN)

Phone: (21) 2514-6219

Fax: (21) 2514-4679

Address: Av. Presidente Vargas, 409, 8º Andar, Centro

Rio de Janeiro – RJ, CEP 20071-003

CONTRACTOR

Deloitte Touche Tohmatsu Consultores Ltda.

Attn. Eduardo de Oliveira

Phone: (11) 5186-6751 / 6629

Fax: (11) 5181-5307

Address: Rua José Guerra, 626, Térreo, Chácara Santo Antonio,

São Paulo – SP, CEP 04719-030

CLAUSE SIXTEEN

MISCELLANEOUS

16.1 - ELETROBRAS, at its discretion may, at any time, enlarge or reduce the scope of supply up to the limit of 25% (twenty-five per cent) of the initial updated amount of the Contract, and the CONTRACTOR must accept these additions or reductions under the same contractual conditions.

16.2 – Any tolerance by ELETROBRAS of any violations committed by the CONTRACTOR of the clauses and conditions set forth in this Contract will not serve as a precedent or novation, or even as a waiver of the rights that the legislation and this Contract assure.

16.3 – Any dispute or claim that arises as a consequence of this Contract will be settled in accordance with Brazilian law.

After the necessary items are filled out, this Contract/Amendment complies with the Draft approved by the Legal Superintendence. Analyst:

Page 11 of 11 Nº ECE-DAC- /2014

CLAUSE SEVENTEEN

JURISDICTION

The contracting parties hereby elect the courts of the city of Rio de Janeiro, RJ, expressly waiving the right to any other, to settle any questions arising in connection with this Contract.

In witness whereof, they hereby sign this instrument in two (2) counterparts of equal content and form, in the presence of the undersigned witnesses.

Rio de Janeiro,                  , 2014

____________________________________________

ELETROBRAS

______________________________________

CONTRACTOR

____________________________       ____________________________

WITNESSES

After the necessary items are filled out, this Contract/Amendment complies with the Draft approved by the Legal Superintendence. Analyst:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2014
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.